EARNINGS RELEASE
TIM PARTICIPAÇÕES
3RD QTR 2014

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter of 2014

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 13.45 NYSE* (1 ADR = 5 ON shares) TSU: US$26.52 (*) closing prices of November 4th, 2014

Rio de Janeiro, November 4th, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the third quarter of 2014. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2013 (3Q13) and second quarter of 2014 (2Q14), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Operational Highlights

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Data users grew 32% YoY and reached 43% of total base, with 3G users at 31.4 mln in July/14 (+68% YoY);

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Postpaid customer base mix stood at 16.4% in August/14, up from 16.1% in 3Q13;

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Bad debt under control at 0.8% of gross revenues;

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Network infrastructure improvements, with Mobile BroadBand plan reaching 81 cities and becoming top 1 operator in number of 4G cell sites in state capital cities;

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Live TIM customer base reached ~120k users, adding 24.4k clients in 3Q14, and reaching 31% of net share in São Paulo and Rio de Janeiro. Addressable households reached ~1.4 mln homes;

Financial Highlights

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Net revenues of “business generated” (outgoing+VAS) grew by 5% YoY in 3Q14.

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Gross data revenues accelerated to 23% YoY, reaching R$1.68 bln, or 29% of mobile gross service revenues;

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Significant improvements on fixed business performance;

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Strong cost control with total opex reduced by 8% YoY;

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Solid EBITDA growth of 6% YoY, reaching R$1.33 bln. EBITDA margin came at 27.4% and Service margin (ex-handset) at 34.1%;

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Net Income in 3Q14 totaled R$348 mln, an increase of 10.6% YoY.

MESSAGE FROM CEO

Dear Shareholders and Analysts,

As we close the third quarter, our view on the major change towards data services in our business follows its confirmation path and continues to evolve in a very solid pace. With that key strategic direction in mind, we remained focused on the execution of our main priorities, and not only were able to again observe great progress in the development of our infrastructure and data related offers and results, but were also successful in securing our position in the future of mobile broadband by winning one of the 700MHz 4G Spectrum Licenses auctioned by Anatel last September.

Additionally to that, we were also pleased to obtain significant progress in our fixed business results, with Live TIM overcoming 120 thousand subscribers and nearly 1.4 million homes passed while being recognized as Brazil's best broadband service, and TIM Soluções Corporativas returning to sales and EBITDA growth and integrating fixed and mobile solutions in our business portfolio.

Infrastructure

All of the effort has been concentrated to make sure that our strategic priority “Network and Quality” evolves as planned. The Mobile Broadband Plan continues to be expanded and has reached 81 cities or over 36% of urban population; the use of 900Mhz spectrum in Sao Paulo has been crucial for our significant quality improvement. The Network team continues to be reinforced, and with it the deployment of new cell sites and core infrastructure. With that, all of our quality metrics remain in constant improvement and at or above all of the market averages.

4G Auction

TIM assured its solid position as one of the main players in the future of mobile data in Brazil by acquiring the much awaited LTE spectrum on 700MHz in the recent Anatel auction. We were successful in acquiring our spectrum block of choice at very close to the minimum price of R$1.9 billion, and given its characteristics such as technical efficiency, it will be used to expand our already very successful position in 4G as data keeps advancing to secure our long term growth and sustainability.

Continued Offer Innovation

Our portfolio also successfully followed its transformation path in Q3, with a major change on our pre-paid offer through the introduction of Infinity Day as our default voice platform, as well as the successful growth of Infinity Turbo 7, which brought the convenience of  Voice + Internet + SMS in a weekly top up charge. Our new ‘Controle’ data offers also started to gain traction, and VAS services remain a key contributor for growth.

Third Quarter Highlights

As expected, Q3 incoming revenues were impacted by the continued effect of MTR (Mobile Termination Rate) reductions and also by the SMS decline observed for the industry as a whole. However, all of the key indicators of our long term business performance remained very healthy, with outgoing revenues (or ‘business generated’) presenting solid growth, driven in particular by data services, which posted excellent evolution on all fronts: customer base growth, data and VAS usage and smartphone penetration in our base. Another positive highlight in the quarter was the relentless attention to efficiency and cost control which helped EBITDA margin to increase 282 basis points from 3Q13, delivering an impressive 6.4% YoY EBITDA growth.

Conclusions & Perspectives

In conclusion, our third quarter demonstrated again the resilient performance of our business strategy, with solid results fueled by data services and an efficient operation even in face of a more challenging revenue growth scenario while we transition through a revenue profile transformation.

As we prepare to close the year, our attention remains focused on our long term strategy in search of broadband and digital services leadership, based on a robust infrastructure, an evolving portfolio and a very efficient operation. As part of this process, we have recently redefined our Mission Statement, which is now "To connect and take care of every customer, so everyone can do more", and based on it we are setting our three year plan for the period 2015-2017. We expect the continuation of a very successful journey, and believe we have all of the required levers to achieve it.

Rodrigo Abreu

CEO

MARKETING PROGRESS

Leveraging on innovation: Pay per Day Offer Concept

In Q3, TIM launched TIM Day voice offer, which consists in one token for all day usage within TIM network (local and LD). The offer provides up to 300 minutes of use for R$0.75 per day. The offer is structured to charge for the first call and leave the whole day usage without additional charge. If a client exceed the 300 minutes cap, he/she will be charged R$0.25 per unlimited call within the Infinity plan mechanics.

TIM Turbo 7: Pre-paid weekly package

Launched in the end of 2Q14, Infinity Turbo 7 has been showing good traction, with overall top-up increasing and encouraging ARPU improvement.

Some price repositioning: Signal of rationality

Aiming a price re-alignment, TIM upgraded its daily data plan for pre-paid users (10MB+SMS), from R$0.75/day to R$0.99/day. As a secondary data offer, clients may continue to use on a separate basis data or SMS, paying R$0.75 (repriced from R$ 0.60 at the beginning of November) day for each service.

Boosting Data Usage for pre-paid: adding more value to TIM clients

This quarter, TIM continued to develop innovative products to incentivize data usage. On August, the Company announced a partnership with one of the most recognized language school chains in Brazil (Wizard). The service is offered in three different plans where users will be able to (i) access the material through SMS or mobile website paying R$1.99 per week; (ii) additionally have access to voice content by R$2.99 per week, and (iii) access the TIM Wizard app which combines all contents plus learning games by R$3.99 per week.

On July, TIM launched new plans for Machine-to-Machine (M2M) business, offering both 3G and 4G technologies to meet demand of more specific markets. The new plans offer capacities that range from 20MB to 2.5GB per access, taking the opportunity of the new government decision to reduce Fistel taxes for M2M segment.

Handsets

This quarter, TIM started to sell three new smartphones, the second generation of Moto X and Moto G from Motorola and the G3 from LG. With prices ranging from R$729 to R$1,499 these handsets feature 5’’ or higher touch screens, up to 13MP cameras and 16GB internal memory. At the time of the purchase, clients are being incentivized to buy the handsets contracting the Liberty+200 (R$129.90) plan plus the data package of 1GB (R$49.90) to keep boosting data usage. This is also in line with the Company’s strategy to enable its customer base for data access, especially for the use of 4G technology, which is compatible with both LG G3 and the second generation of Moto X. All devices sold by TIM are unlocked and can be paid in 12 installments using a credit card.

FIXED BROADBAND: LIVE TIM

Marketing Update: New fixed ultra broadband plan at 70Mbps

Live TIM launched a new fixed ultra broadband plan, offering 70Mbps speed for download and 30Mbps for upload. The plan cost R$119.90 per month and includes a free of charge modem with Wi-Fi router. Without any loyalty clauses, membership fee or installation costs, the plan further expands Live TIM portfolio speeds, which already includes 35Mbps (R$69/month), 50Mbps (R$89/month) and 1Gbps (R$1,499/month) speeds. Services are available at the cities of São Paulo, Rio de Janeiro, Duque de Caxias and Nova Iguaçu.

Operation Update: Net adds speed-up

Live TIM finished the third quarter of 2014 with almost 120 thousand users, adding 24.4 thousand new clients, with most of our customers in the 35Mbps offer. Additionally, the 70Mbps offer launched in July, already accounts for 1% of all Live TIM customers. Speeds are guaranteed at rate of 80% of contract speed and current average speed is at 39.7Mbps per connection, way above market average of 2.6Mbps. It’s worth mentioning that the good results achieved are based, mainly, on the quality of the service, which reflects customer’s satisfaction level as above market’s average.

At the end of the 3Q14, Live TIM had approximately 15.6 thousand buildings connected (vs. 7.7 thousand in 3Q13), pointing to an addressable market of over 1.3 million clients in São Paulo and Rio de Janeiro. Prospect clients registered in Live TIM´s website reached more than 776k (vs. 400k in 3Q13).

OPERATIONAL PERFORMANCE

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 277.41 million lines in August 2014, representing a yearly growth of 3.3%, while penetration rate stood at 136.7%, up from 135.5% in the same month last year. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine business and migration from prepaid to postpaid segment.

Considering the most recent data available for 3Q14 (July and August), overall market net additions totaled 1.7 million lines, down by 37% when compared to the same period last year, due to a deceleration in July 2014 as a result of the World Cup. Postpaid and prepaid segment performance follows bellow:

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Postpaid segment reached 64.6 million lines in August (+14.8% versus Aug/13).

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Prepaid segment reached 212.9 million lines (+0.3% YoY), accounting for 76.7% of total Brazilian market.

TIM’s PERFORMANCE

TIM’s subscriber base ended August 2014 with 74.7 million lines, 2.4% up compared with the same period last year. Market share posted a timid reduction reaching 26.93% (vs. 27.17% a year ago).

Regarding disclosure by technology, in July/14 (most recent data available) TIM total subscriber base with 3G devices reached 31.4 million users, a 67.9% increase against the same period last year. Market share in 3G reached 25.61% (vs. 25.37% in July/13).

As for the 4G subscriber base, TIM reached an important milestone of 1.1 million users in July/14, posting a net add of 111k users MoM, an increase of 11.2% over June/14. It’s also important to highlight that TIM posted market share expansion reaching 29.96% in July/14 vs. 25.73% in the same period of last year. An evidence that the Company’s strategy on 4G is paying off.

As for gross additions, in July+August TIM registered 6.7 million of new lines, down by 3.5% when compared to the same period last year. Disconnections amounted 6.2 million lines in the period, a decrease of 0.3% YoY when compared to the same period of last year. As a result, net additions totaled 501.6k (vs. 729.1k on the same period of last year), following our austere disconnection policy.

In August/14, postpaid customer base reached 12.3 million users, a 4.4% growth over the same period last year (vs. 13.4% in Aug/13). In the first two months of the quarter, TIM showed net adds of 29k users in Postpaid segment (vs. 357k net adds in the same period last year). Disclosure by technology will be shown as of July/14, the most recent data available by Anatel.

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Voice and data (smartphones) postpaid users reached 11.0 million (+5.6% YoY)

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Machine-to-machine business reached 1.3 million accesses (+5.1% YoY)

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Mobile broadband (modems and tablets) reached 572 thousand accesses (-21.7% YoY)

As for the prepaid segment, in August/14, TIM reached 62.4 million users, up 2.1% YoY, with “Infinity Pré” accounting for 60.3 million users or 96.2% of the prepaid customer base. TIM continues to lead the prepaid market in Brazil, due its innovative pioneering position and transparent concepts.

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s, we will be showing this quarter voice and data indicators disclosed by Anatel until April/14, being the figures for 3Q14 internal estimates. All metrics shown below stood within the agency’s target, with relevant quality improvements in the Drop Data Connection (3G) indicator in 3Q14e when compared to 3Q13.

As for caring quality indicators, TIM’s group (mobile and fixed) kept the position of being the least claimed at the consumer’s protection agencies (PROCON - SINDEC1), with a volume of complaints 74% lower than the most demanded peer.

In the third quarter of 2014, TIM continued moving forward its Quality Plan, with a cut-edge quality approach, which remains on track to arrive in 600 cities by the year end. It has already showed improvements on the network quality indicators, accompanied by a revision and development of customer care processes. These initiatives resulted in a significant reduction of 11% on monthly average network complaints at Anatel (network repair + call completion) in 3Q14 when compared to the same average of 3Q13.

NETWORK EVOLUTION

As for network evolution, more than 1.8k TRXs (elements for voice), coupled with close to 133k data channel elements and 1.5k km of optical fiber were implemented. These elements implementation along with other network improvements – such as sites densification, WiFi and small cell expansion, backhauling infrastructure development, cell-site fine tuning and others – are allowing the Company to keep improving its network quality.

The Wi-Fi project is at a good pace. TIM added 46 new hotspots in the third quarter of 2014, mainly in São Paulo state. Also, TIM Wi-Fi is now available in 22 airports of 13 states.

The Mobile BroadBand (MBB) plan reached 83 cities in 3Q14, adding 17 cities compared to the 2Q14. The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

The FTTS project, which is one of the pillars of the MBB Plan, has added more 31 cities in the implementation roll out for this year.

GSM coverage totaled 94.9% of the urban population in the third quarter of 2014, serving 3,432 cities. 3G coverage reached 73 new cities in 3Q14, serving 1,248 cities or 79.1% of the urban population in Brazil (versus 78.8% in 3Q13). TIM performed an excellent implementation plan in the third quarter of 2014 and will keep the pace to increase the 3G coverage in 2014’s remaining quarter. As for the 4G, TIM already covers 35.6% of the Brazilian urban population, stable when compared to the 2Q14.

700 MHz AUCTION

Last September TIM acquired the “Block 2” of 700Mhz spectrum for LTE. It is important to notice that the strategy adopted was successful, paying a price close to minimum bid (1% premium), and guaranteeing its presence in the sector’s future evolution. Investment on the auction will reach up to approximately R$ 2.9 billion, including clean-up cost.

It is worth mentioning that the 700 MHz spectrum is much more efficient than the 2,500 MHz, band that is currently being used for the 4G service. Additionally, the “Block 2”, which TIM has acquired, shows potential for economy of scale regarding equipment, relying also on the synergy of the APT blocks and European digital dividend.

CORPORATE SOCIAL RESPONSIBILITY

This quarter, “Instituto TIM” (TIM Institute) partnered with the “Círculo de Matemática do Brasil” project (“The Math Circle”) to develop a learning program on the public schools of Rio de Janeiro. The project is designed by professors Bob and Ellen Kaplan from Harvard University and aims to stimulate learning of mathematics on students from seven to nine years old in a playful and interactive manner. Covering  approximately 60 public schools throughout Brazil and more than 7 thousand students benefited, the project is being brought to Rio de Janeiro by “Instituto TIM” in partnership with the city’s Municipal Education Secretary, which estimates that the initiative could reach up to 750 students in its first wave.

TIM was recognized by its commitment with the society and climate changes, being awarded the gold seal from GHG Protocol – the Center of Sustainability Studies program from FGV (Fundação Getúlio Vargas) Institute – for the third consecutive year. The program seeks to encourage companies to publish their emission inventories of greenhouse gas (GHG) through technical and institutional capacity building, awarding a gold seal to companies that publish their full emissions report audited by an independent third party.

FINANCIAL PERFORMANCE

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,228 million (-4.1% YoY), driven by a strong impact from MTR cut and SMS (interconnection revenues fell -34.1% YoY). However, ‘business generated’ performance (outgoing voice + data usage) came at +2.1% YoY.

Gross revenues breakdown and other highlights in 3Q14 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,738 million, -5.1% YoY and impacted by the macroeconomic environment and the migration from voice to data use.

Value Added Services (VAS) gross revenues totaled R$1,677 million, again a solid double digit growth of 23.1% YoY, showing an acceleration versus first and second quarter of 2014, +20.4% and +22.4% YoY, respectively. Strong adoption of new data plans and successful launch of new VAS offers were the drivers for such performance. Data users have reached 43% of our total base (vs. 33% in 3Q13).

As percentage of mobile gross service revenues, VAS reached 29% in 3Q14 vs. 23% in 3Q13.

Long distance gross revenues came at R$761 million in 3Q14, a drop of 8.6% YoY, mainly due to the LD traffic reduction to fixed destination.

Interconnection gross revenues in 3Q14 dropped 34.1% YoY to R$606 million due to the impact of MTR cut and reduction of incoming SMS revenue.

Fixed business gross revenues, including Intelig, totaled R$232 million (-9.7 YoY), showing a strong reduction in pace from previous quarters (-24.6% YoY in Q1 and -22.3% YoY in Q2). This result is mainly due to Intelig restructuring process, as well as Live TIM broadband gaining importance in the fixed revenue segment.

Product sales gross revenue declined by 6.6% YoY, reaching R$1,147 million in this quarter. This performance is mainly explained by a macroeconomic environment. The number of devices sold in the quarter was broadly stable year-over-year to 3.2 million of devices.

Total net revenues reached R$4,853 million in 3Q14, a drop of 4.5% on a year-over-year basis. Total net services revenues came at R$4,045 million in 3Q14 and -3.8% YoY. For a better understanding of business operational performance, excluding MTR cuts effects, total net services revenues would have increased +0.4%, totaling R$4,225 million.

Despite the MTR impact on total net services revenues, as shown below, the relevance of this regulatory measure have been decreasing significantly, achieving its lowest level, at approximately 12%.

ARPU (average revenue per user) reached R$17.4 in 3Q14, down -6.3% YoY, largely impacted by MTR cut aforesaid. The “business generated” performance partially off-set the MTR cut and ARPU ex-MTR would have fallen 2,0% YoY. MOU (minutes of use) reached 136 minutes in this quarter, down -9.5% YoY when compared to 3Q13. Mainly due to the reduction on LD traffic.

OPERATING COST AND EXPENSES

In 3Q14, operating costs and expenses totaled R$3,521 million, a decrease of 8.1% YoY, mostly explained by a strong performance of network & interconnection costs (-20.7% YoY).

Operating expenses breakdown in 3Q14 is presented as follows:

Personnel expenses reached R$249 million in 2Q14, a growth of 17.5% when compared to the same period last year, driven mainly by the increase of 700 people or +6% versus a year ago. Total number of employees reached 12.522 people in the 3Q14. Network expansion and insource program, together with owned stores growth (from 142 in 3Q13 to 166 stores in 3Q14) were the main source of hiring in the period. Also, the Company adjusted salaries near to inflation on top of others benefits adjustments.

Selling & Marketing expenses amounted to R$1,023 million in 3Q14, a decrease of 1.2% versus the same period last year, due to less expenditures on commissioning, shipping customer’s bills and handset distribution cost. These effects more than compensated higher advertising cost in the period.

Network & Interconnection costs reached R$1,065 million in 3Q14, a sound saving of 20.7% on a yearly comparison, driven mostly by MTR, voice/SMS off-net traffic reduction and leased lines’ costs reduction. Total voice traffic came lower by 7.2% YoY while total bytes of use rose 40% when comparing August-2013 to August-2014, following data plans performance.

General & Administrative expenses (G&A) amounted to R$167 million in 3Q14, an increase of 7.4% YoY, mainly due to expenses on legal advisor services related to the tower sale process and higher nondeductible fines.

Cost of Goods Sold reached R$854 million in 3Q14, a decrease of 5.9% versus the same period of last year due to the lower unitary cost and stable volume of handsets sold.

Bad Debt expenses increased 4.6% YoY in 3Q14 to R$58 million. However TIM kept the benchmark performance, despite an improvement in the postpaid mix from 16.1% in August/13 to 16.4% in August/14. Bad debt expenses as a percentage of gross revenues stood at 0.80% (vs. 1.08% in 2Q14).

Other operational expenses reached R$104 million in 3Q14, a decrease of 14.0% vs. 3Q13 mainly due to lower costs of mobile tax FUST/FUNTTEL in the quarter and reduction with provisions for contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$31.1 in 3Q14, an increase of 11.8% YoY due to an increase in advertising and promotions. SAC/ARPU ratio (indicating the payback per customer) reached 1.8x, an increase versus 1.5x vs. the same period of 2013.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$3,980 million in 9M14, an increase of 7.3% when compared to R$3,708 million in the same period last of year. In 3Q14, EBITDA reached R$1,332 million, 6.4% higher than 3Q13. Improving EBITDA performance has been supported by a better contribution margin2 (+5% YoY) as value added services continue to play a key role, along with a lower off-net traffic cost for voice and SMS and savings on network cost.

EBITDA margin also showed once again a significant improvement of 262bps in 9M14, reaching 27.8% vs. 25.2% in 9M13. As for the quarter analysis, EBITDA margin came at 27.4%, up from 24.6% in 3Q13.

EBITDA margin on services (excluding handset revenues and costs) came at 33.9% in 9M14, up by 309bps when compared to 30.8% in 9M13. In 3Q14, EBITDA margin on services reached 34.1%, up by 358bps when compared to the same period last year, 30.5%.

Excluding MTR cut impact, EBITDA would have been R$1,441 million in 3Q14, representing a 15.1% yearly growth. It is also important to highlight that EBITDA exposure to the MTR revenues have been constantly dropping achieving on this quarter the lowest level, at close to 18% of the EBITDA.

EBIT

EBIT (earnings before interest and taxes) totaled R$1,730 million in 9M14, up 4.0% when compared to 9M13 and with EBIT margin at 12.1% (vs. 11.3% in 9M13). In the 3Q14 analysis, EBIT reached R$569 million, +2.0% YoY, with EBIT margin at 11.7% vs. 11.0% in 3Q13.

Depreciation and Amortization totaled R$2,250 million in 9M14, up 10.0% YoY versus the same period of 2013. As for the 3Q14, depreciation and amortization amounted R$763 million and 9.9% higher than 3Q13.

NET FINANCIAL RESULT

Net financial result came at -R$183 million in 9M14, a reduction of 9.6% vs. -R$202 million in 9M13. In 3Q14, net financial result came at -R$74 million or -17.6% YoY due to higher Financial Revenues (R$192 million, +55.8% YoY), largely impacted by higher interest on cash position. This performance more than offsetted higher Financial Expenses (R$267 million, +27.8% YoY), as a consequence of an increase in monetary adjustments and interest on loans. It is also important to point out that average cash yield reached 10.95% (compared to 8.41% in 3Q13) and that the average cost of debt totaled 9.46% in 3Q14 compared to 7.91% in 3Q13.

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution taxes came at R$461 million in 9M14, fairly stable when compared to R$454 million in 9M13. Considering only 3Q14 results, Income Tax came at R$147 million and 4.0% lower than 3Q13. Effective tax rate dropped 302bps to 29.6% in 3Q14 (vs. 32.6% in 3Q13). In 9M14, effective tax rate stood at 29.8%, a decrease of 129bps versus same period of last year.

NET INCOME

Net Income totaled R$1,086 million in 9M14, a solid increase of 7.9% versus R$1,007 million in 9M13. In the 3Q14, net income totaled R$348 million (+10.6% YoY), with EPS (Earnings per Share) at R$0.14 in 3Q14 (vs. R$0.13 in the same period last year).

CAPEX

Investments totaled R$2,617 million in the nine months of 2014, a decrease of 5.5% versus the same period of last year. As for the 3Q14, Capex totaled R$960 million, down by 18.3% compared to 3Q13. The yearly decrease is explained by different implementation rollouts and the anticipation of investments in 2013 due to the World Cup.

It’s worth highlighting that more than 94% of the total Capex has been dedicated to infrastructure, confirming the commitment to improve availability and quality of services.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$6,219 million in 3Q14, including the first disbursement in 2Q14 of R$1,749 million by BNDES to help financing CAPEX 2014-15. Excluding this effect, gross debt would decrease 6.5% when compared to the R$4,781 million by the end of 3Q13.

Company's debt is concentrated in long-term contracts (82% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 29% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 9.46% in 3Q14 compared to 7.91% in 3Q13 due to an increase of interest rate. Nevertheless, this increase in cost was more than offsetted by the rise of cash yield in the same period, as described below.

Cash and Cash equivalents totaled R$5,428 million by the end of 3Q14, an increase of 63% when compared to 3Q13 due to the first disbursement from BNDES aforesaid. Excluding this effect, cash and cash equivalents would be up by 10.3% vs. 3Q13. Average cash yield reached 10.95% (compared to 8.41% in 3Q13).

Considering those movements, net debt improved from R$1,446 mln in 3Q13 to R$791 mln in 3Q14. Considering also the last 12 months EBITDA, net debt/ebitda ratio stood at 0.14x.

As for the Operating Free Cash Flow in 9M14, it came positive at R$275 million, compared to a negative R$163 million in 9M13. In 3Q14, OFCF reached R$884 million, representing a yearly drop of 16.9%, mainly driven by a decrease in accounts payable due to higher supplier payments.

Net Cash Flow in 9M14 totaled -R$1,212 million an increase of 24% compared to same period of last year. In the third quarter of 2014, it came at positive R$240 million, a decrease from the R$538 million in 3Q13.

Excluding the leasing effect from the backbone project in Amazonas (known as LT Amazonas), Operating Free Cash Flow would be at R$93 million in 9M14 and Net Cash Flow would totaled -R$1,402 million.

STOCK PERFORMANCE

TIM Participações's common stocks are traded on BM&FBOVESPA under the ticker TIMP3 and ADRs are traded on NYSE under the ticker TSU.

TIMP3 ended 3Q14 at R$12.89, up by 4.5% when compared to the end of 2013 versus an appreciation of 5.1% in the Bovespa Index (Ibovespa) in the same period. The Company's ADRs closed Q3 at US$26.20, a decrease of 0.2% over the end of 2013,.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Today, TIM has a nationwide reach of approximately 96% of the urban population, with presence in 3,432 cities. TIM also provides extensive data coverage services in the country, based on a Third Generation (3G) network serving 79% of the country’s urban population, in addition to a fast growing,state of the art Fourth Generation (4G) network. The Company has 450 network agreements available for international roaming of TIM clients in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, billing by day, unlimited use) and constantly explores the concept of TIM community, with 74.7 million lines in Brazil. This innovation continued with the introduction of pre-paid data plans, Liberty Controle plans and several Value Added Service offers in content and appications, such as TIMmusic and TIMprotect.

    Consolidated company with a nationwide footprint since 2002
    Network: excellent coverage and quality in 2G, 3G and 4G
    Innovative offers: new concepts leveraging TIM community
    Brand: associated to innovation
    Sustainability: Maintained in ISE index for 2014/2015
    Is listed in Novo Mercado since August 2011

  In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G and 4G networks, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

  In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers, which today supports the fast expansion of our Mobile Broadband infrastructure in those two cities, in addition to the vast construction of our own fiber network in all of the key cities in Brazil as we expand our Mobile Broadband offers. In September 2014, TIM has also become one of the winners of the most recent 4G spectrum auction carried out by Anatel for the 700MHz frequency band, securing its future as a key player in mobile data in the country.

  TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

  DISCLAIMER

  This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

  ATTACHMENTS

  Attachment 1:

   Balance Sheet

  Attachment 2: Income Statements

  Attachment 3:

   Cash Flow Statements

  Attachment 4:

   Operational Indicators

  The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

  10

  Attachment 1

  TIM PARTICIPAÇÕES S.A.

  Balance Sheet

  (R$ Thousands)

DESCRIPTION	3Q14	2Q14	% QoQ	3Q13	% YoY
ASSETS	**29,327,441**	**29,242,927**	**0.3%**	**26,333,241**	**11.4%**
CURRENT ASSETS	**11,397,070**	**11,736,915**	**-2.9%**	**9,703,866**	**17.4%**
Cash and cash equivalents	5,427,870	5,324,654	1.9%	3,335,337	62.7%
Short-term investments	-	-	n.a.	-	n.a.
Accounts receivable	3,429,189	3,628,666	-5.5%	3,904,559	-12.2%
Inventories	306,619	365,862	-16.2%	396,149	-22.6%
Indirect recoverable Taxes	1,221,198	1,108,990	10.1%	1,145,878	6.6%
Direct recoverable Taxes	386,047	439,439	-12.2%	380,710	1.4%
Prepaid expenses	361,906	665,020	-45.6%	364,495	-0.7%
Derivative contracts	28,089	17,589	59.7%	8,076	247.8%
Leasing	1,525	14,955	-89.8%	-	n.a.
Other assets	234,626	171,739	36.6%	168,662	39.1%
NONCURRENT	**17,930,371**	**17,506,013**	**2.4%**	**16,629,374**	**7.8%**
Noncurrent assets	**3,117,453**	**2,888,467**	**7.9%**	**2,361,868**	**32.0%**
Long-term investments	41,886	40,307	3.9%	27,247	53.7%
Accounts receivable	32,520	32,582	-0.2%	41,551	-21.7%
Indirect recoverable Taxes	510,489	538,648	-5.2%	198,574	157.1%
Direct recoverable Taxes	56,569	23,097	144.9%	22,281	153.9%
Deferred income and social contribution taxes	948,743	966,656	-1.9%	1,086,231	-12.7%
Judicial deposits	945,058	846,895	11.6%	697,586	35.5%
Prepaid expenses	75,327	84,370	-10.7%	104,100	-27.6%
Derivative contracts	301,033	151,331	98.9%	171,142	75.9%
Leasing	192,325	191,174	0.6%	-	n.a.
Other assets	13,504	13,408	0.7%	13,156	2.6%
Permanent Assets	**14,812,918**	**14,617,545**	**1.3%**	**14,267,506**	**3.8%**
Property, plant and equipment	8,393,996	8,223,202	2.1%	7,826,706	7.2%
Intangibles	6,418,922	6,394,344	0.4%	6,440,800	-0.3%
LIABILITIES	**29,327,441**	**29,242,927**	**0.3%**	**26,333,241**	**11.4%**
CURRENT LIABILITIES	**7,108,019**	**7,369,120**	**-3.5%**	**6,329,636**	**12.3%**
Suppliers	4,262,636	4,211,439	1.2%	4,179,783	2.0%
Loans and financing	1,248,490	1,136,282	9.9%	682,710	82.9%
Derivative contracts	27,174	32,842	-17.3%	3,439	690.3%
Leasing	5,878	4,797	22.5%	16,869	-65.2%
Salaries and related charges	261,460	201,322	29.9%	212,131	23.3%
Indirect taxes, charges and contributions	500,133	532,003	-6.0%	545,098	-8.2%
Direct taxes, charges and contributions	150,545	191,394	-21.3%	139,040	8.3%
Dividends payable	53,776	470,969	-88.6%	42,401	26.8%
Authorizations payable	105,803	108,963	-2.9%	70,438	50.2%
Other liabilities	492,123	479,110	2.7%	437,728	12.4%
NON CURRENT LIABILITIES	**6,999,561**	**7,023,965**	**-0.3%**	**5,559,262**	**25.9%**
Loans and financing	5,136,548	5,214,937	-1.5%	3,981,880	29.0%
Derivative contracts	-	20,723	-100.0%	40,370	-100.0%
Leasing	323,654	321,359	0.7%	235,243	37.6%
Indirect taxes, charges and contributions	92	90	2.2%	85	8.5%
Direct taxes, charges and contributions	226,043	223,430	1.2%	181,278	24.7%
Deferred income and social contribution taxes	418,056	339,587	23.1%	251,327	66.3%
Provision for contingencies	421,117	416,428	1.1%	395,079	6.6%
Pension plan	1,084	1,084	0.0%	4,486	-75.8%
Asset retirement obligations	296,356	296,356	0.0%	300,700	-1.4%
Other liabilities	176,611	189,972	-7.0%	168,815	4.6%
SHAREHOLDERS' EQUITY	**15,219,861**	**14,849,843**	**2.5%**	**14,444,342**	**5.4%**
Capital	9,859,071	9,839,770	0.2%	9,839,770	0.2%
Capital reserves	1,222,619	1,221,699	0.1%	840,789	45.4%
Income reserves	3,055,464	3,053,996	0.0%	2,760,512	10.7%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	1,086,076	737,746	47.2%	1,006,640	7.9%

  Attachment 2

  TIM PARTICIPAÇÕES S.A.

  Income Statements

   (R$ Thousands)

  Attachment 3

  TIM PARTICIPAÇÕES S.A.

  Cash Flow Statements

   (R$ Thousands)

  Attachment 4

  TIM PARTICIPAÇÕES S.A.

  Operational Indicators

  Footnotes

  1 SINDEC is the National Information System of Consumer Protection, which integrates 357 agencies (PROCONs). It is estimated that these PROCONs represent 42% of total claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection